

SEC 13031734 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 30 2013
Washington DC
405

SEC FILE NUMBER
8- 065555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LinkBrokers Derivatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street 2nd Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Lago, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives LLC, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Jul 25, 2013

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LinkBrokers Derivatives LLC

Statement of Financial Condition
March 31, 2013



LinkBrokers Derivatives LLC

Statement of Financial Condition
March 31, 2013

LinkBrokers Derivatives LLC
Index
March 31, 2013



Independent Auditor's Report

To the Member of LinkBrokers Derivatives LLC:

We have audited the accompanying statement of financial condition of LinkBrokers Derivatives LLC (the "Company") as of March 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of LinkBrokers Derivatives LLC at March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

LinkBrokers Derivatives LLC
Statement of Financial Condition
Year Ended March 31, 2013

(dollars in thousands)

Assets		
Cash and cash equivalents	$	8,428
Deposits with clearing brokers		2,853
Securities owned, at fair value		2
Commissions receivable, net of allowance for doubtful accts of $164		4,054
Receivable from affiliates		377
Prepaid expenses and other assets		813
Total assets	$	16,527
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities		4,714
Total liabilities		4,714
Commitments and contingencies (Note 7)		
Member's equity		11,813
Total liabilities and member's equity	$	16,527

1. Organization

LinkBrokers Derivatives LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New York is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent primarily in equities and options for institutional clients.

During December 2012, the Company notified FINRA and the SEC of its intent to sell certain assets necessary to operate its current business to its affiliate ICAP Corporates LLC ("Corporates"). On March 25, 2013 FINRA approved the transaction, and the asset transfer date of April 1, 2013 (see note 8).

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance.

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Conduct Authority ("FCA") to ICAP's FCA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Commissions and Fees

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain equity and equity derivative markets the Company may when acting in a "matched principal" capacity earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2013 include approximately $8,372 of short-term highly liquid money market mutual funds which is held in one financial institution. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Additionally at March 31, 2013, the Company did not hold any cash balances that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250.

(b) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(d) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Deposits with Clearing Brokers

Pursuant to its clearing agreement, the Company is required to maintain a collateral deposit of $500, which may be applied against losses due to nonperformance by its institutional clients and any amounts due to the clearing broker. The $500 collateral deposit is included in deposits with clearing brokers on the Statement of Financial Condition.

4. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2013, $334 was prepaid to an affiliate under this agreement and therefore is reflected in the receivable from affiliates in the Statement of Financial Condition.

Additionally the Company has a receivable from an affiliate of $43 relating to commissions collected by the affiliate on behalf of the Company.

5. Income Taxes

The Company is a single member limited liability company which is owned by a partnership; and therefore is a disregarded entity for US income tax purposes. Pursuant to Treasury Rule 301.7701-3, Management has determined that single member limited liability companies owned by a partnership are disregarded entities for income tax purposes and are not subject to an entity-level tax, and therefore the Company is not required to record tax provisions on its Financial Statements or regulatory filings.

In lieu of recording an income tax provision, the Company declares and pays regular dividends up to its US taxpaying owner, INAI. The dividends allow INAI to make tax payments attributable to the Company's income passed through to INAI.

6. Accrued Expenses and Other Liabilities

Accrued expenses and accounts payable at March 31, 2013 include approximately $4,087 of accrued compensation and related expenses, and $627 of other accrued expenses.

7. Commitments and Contingencies

Office lease

In April 2007, the Company entered into a ten-year operating lease agreement for new office space in New York City. The lease provides for a 3% increase in base rent per year, plus a pro rata share of escalations in real estate taxes and related assessments during the lease term. The Company has the right to terminate the lease effective as of any time from and after the fifth lease year. Early termination is subject to nine months written notice to the landlord, and the payment of a termination fee. The fee as of the end of the fifth year would be $200, decreasing by approximately $40 per year through the end of the lease. During September 2012, the Company paid the $200 fee and provided written notice to its landlord of its desire to terminate the New York City office space lease and vacate the premises by the end of May 2013.

In accordance with ASC 840, *Accounting for Leases*, rent expense is recognized on a straight-line basis over the ten year term of the lease. The difference between actual rent paid and the expense charged is recorded as deferred rent payable. Pursuant to the lease termination the Company reversed the remaining balance of deferred rent payable.

Legal Proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and litigation arising from the ordinary course of business.

Such matters, when they arise, are inherently subject to many uncertainties and the Company invariably cannot predict their outcomes. As a result, the Company can provide no assurance that upon resolution of such matters, actions will or will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company notes that the SEC and the United States Department of Justice ("USDJ") have issued complaints against former employees of the Company related to conduct that occurred during their employment with the Company. The conduct of the former employees as set out in the complaints, occurred during a period of time that pre-dates ICAP's acquisition of the Company. The SEC and the USDJ offices allege that the employees in question fraudulently concealed fees to customers. To date, no complaints or any formal charges have been issued against the Company itself, rendering any potential fine or penalties against the Company impossible to predict. As the investigation progresses the Company continues to cooperate and provide all information that is requested.

8. Asset Purchase

During December 2012, the Company notified FINRA and the SEC of its intent to sell its assets necessary to operate its current business ("the Purchased Assets") to Corporates. On March 25, 2013 FINRA approved the transaction, and the asset transfer date of April 1, 2013 ("the closing date"). The transaction will occur immediately before the start of business on the closing date. On the closing date the Company will transfer to Corporates the Purchased Assets and the brokers employed by the Company to operate the Purchased Assets. As of the closing date the Company

will not conduct any new securities business, but instead will remain registered as a broker dealer in order to collect accrued commissions earned prior to the closing date. Additionally the Company will maintain responsibility for liabilities attributable to the Purchased Assets and the assets retained by the Company ("the Retained Assets") which accrued prior to the closing date; and those attributable to the Retained Assets that may come due after the closing date. The Retained Assets at the Company will be used to satisfy the liabilities attributable to the Company.

9. Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2013.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	March 31, 2013			
Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 8,372	$ -	$ -	$ 8,372
Securities owned	2	-	-	2
Total assets at fair value	$ 8,374	$ -	$ -	$ 8,374

The Company's cash and cash equivalents of $8,372 include short-term highly liquid money market mutual funds, which are quoted through over the counter markets and therefore considered Level 1 assets.

The Company's securities owned of $2 is comprised of equity options which are measured based on quoted market prices and therefore are considered Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity,

including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2013 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	March 31, 2013			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing brokers	$ -	$ 2,853	$ -	$ 2,853
Commissions receivable	-	4,054	-	4,054
Total	$ -	$ 6,907	$ -	$ 6,907

10. Off-Balance-Sheet Risk and Concentration Risk of Credit Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions through its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. The receivables from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and therefore, the Company has recorded no liability for the year ended March 31, 2013.

In the normal course of operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Regulatory Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2013, the Company's net capital was $6,766 which was $6,516 in excess of its minimum requirement of $250.

12. Regulatory Developments

Recently enacted and potential further financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of Dodd Frank will be implemented by the various regulatory agencies and through regulation, the full extent of the impact such requirements will have on the Company's operation is unclear.

Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry peers and regulators on the aspects of open and fair access to markets, the functioning of interdealer brokers ("IDBs") in these markets and capital requirements. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Some of these changes will create both opportunities and challenges for interdealer brokers. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation in order to help our clients address these changes as well as ensure the Company is properly positioned to respond to the changes.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through May 28, 2013. On April 1, 2013 before the open of business the purchase of the Company's assets by Corporates was completed. There have been no other subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2013 or for the year then ended.


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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.